XH 3/4



SECURITI N

13030455

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47288

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Celadon Financial Group ~~LLC~~ LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

19 Center Street
(No. and Street)

Chatham (City) New Jersey (State) 07928 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daryl Hersch 973 701 8033
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Carr, Riggs & Ingram, LLC
(Name – *if individual, state last, first, middle name*)

1031 W. Morse Blvd., Suite 200 (Address) Winter Park (City) Florida (State) 32789 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 3/9/13

OATH OR AFFIRMATION

I, Daryl Hersch, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Celadon Financial Group, LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



Signature

President

Title



Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CELADON FINANCIAL GROUP, LLC
DECEMBER 31, 2012

TABLE OF CONTENTS


CRI
CARR
RIGGS &
INGRAM
CPAs and Advisors

Carr, Riggs & Ingram, LLC
1031 West Morse Boulevard
Suite 200
Winter Park, Florida 32789

(407) 644-7455
(407) 628-5277 (fax)
www.cricpa.com

Independent Auditor's Report

To the Members
Celadon Financial Group, LLC
Chatham, New Jersey

Report on the Financial Statements
We have audited the accompanying statement of financial condition of Celadon Financial Group, LLC (the "Company"), as of December 31, 2012, and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Celadon Financial Group, LLC at December 31, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplementary schedules, the computation of net capital and the computation of aggregate indebtedness, as of December 31, 2012, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Carr, Riggs & Ingram, LLC

Orlando, Florida
February 27, 2013

CELADON FINANCIAL GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

Cash and cash equivalents	$	95,870
Due from clearing broker		621,056
Deposits with clearing broker		250,000
Securities owned, at market value		44,661
Deposits and other assets		12,573
	$	1,024,160

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	224,392
Commissions payable		85,913
Securities sold not yet purchased, at market value		9,720
Note payable		44,444
		364,469
Commitment and contingencies		
Members' equity		659,691
	$	1,024,160

See notes to financial statements.

CELADON FINANCIAL GROUP, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2012

Revenues:	
Commission income	$ 3,601,168
Net trading gain	435,430
Interest and dividend income	341,497
Service fee income	229,067
Other	251,732
	4,858,894
Expenses:	
Employee compensation and benefits	1,648,646
Clearance charges	1,850,499
Quotation and communication expenses	99,653
Rent	196,627
Professional fees	469,421
Insurance	26,810
Regulatory fees, registration fees and licenses	26,849
Telephone and utilities	62,148
Office expenses	105,766
Meals and entertainment	129,923
Dues and subscriptions	20,212
Fee expense	147,044
Interest and other	197,369
	4,980,967
Net loss	$ (122,073)

See notes to financial statements.

CELADON FINANCIAL GROUP, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2012

Balance, January 1, 2012	$	983,347
Members' contributions		200,000
Members' distributions		(401,583)
Net loss		(122,073)
Balance, December 31, 2012	$	659,691

See notes to financial statements.

CELADON FINANCIAL GROUP, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2012

Cash flows from operating activities:	
Net loss	$ (122,073)
Adjustments to reconcile net loss to net cash used in operating activities:	
Forgiveness of debt	(33,333)
Changes in operating assets and liabilities:	
Due from clearing broker	(259,012)
Deposits with clearing broker	(150,000)
Securities owned	134,907
Deposits and other assets	9,427
Accounts payable and accrued expenses	110,519
Commissions payable	(6,477)
Securities sold not yet purchased	(142,221)
Net cash used in operating activities	(458,263)
Cash flows from financing activities:	
Members' contributions	200,000
Members' distributions	(401,583)
Net cash used in financing activities	(201,583)
Net decrease in cash and cash equivalents	(659,846)
Cash and cash equivalents at beginning of year	755,716
Cash and cash equivalents at end of year	$ 95,870

Supplement disclosures of cash flow information:

Cash paid during the year for:	
Interest	$ 175,409
Income taxes	$ 7,034
Non-cash transaction:	
Forgiveness of debt	$ 33,333

See notes to financial statements.

1. Nature of operations and summary of significant accounting policies:

Nature of operations and organization:
Celadon Financial Group, LLC (the "Company") is primarily owned (97.5%) by two members, Cambria Holdings, Inc. ("Cambria") and the Company's President, who is also the sole stockholder of Cambria. Cambria was also the sole stockholder of Securities & Investment Planning Company ("SIPC"). The Company was formed as a limited liability company in 2009 with no pre-determined operating life. The Company is registered as a broker/dealer and investment advisor under the Securities and Exchange Act of 1934, as amended, and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company brokers securities transactions for customers, for the purchase and sale of marketable securities on their behalf, on a fully disclosed basis with a clearing broker.

In 2009, Cambria's sole stockholder transferred its ownership and interest in SIPC's assets, liabilities and equity to Cambria who, in turn, contributed these balances to the Company, in a tax free transaction. As both entities are under common control, there was no revaluation of the carrying values of recorded assets and liabilities that were ultimately contributed to the Company. From March 9, 2009 forward, brokerage and other services were provided to clients by Celadon Financial Group, LLC. SIPC was formally dissolved and liquidated in the year ended December 31, 2010.

The Company received approval from FINRA to continue membership as a broker dealer under the same Central Registration Depository as that utilized by SIPC.

Cash equivalents:
For purposes of reporting cash flow, cash and cash equivalents include operating, savings, and money market accounts and any highly liquid debt instruments purchased with a maturity of three months or less.

Securities owned and securities sold not yet purchased:
Securities owned and securities sold not yet purchased are valued using fair market values, as reported by stock exchanges and published quote prices. Management considers these short term investments as trading securities. As such, any changes in the market value of such investments are recognized in operations.

Due from clearing broker:
Due from clearing broker represents commissions receivable that are uncollateralized trade obligations due under normal trade terms. Unpaid balances do not bear interest. Commissions receivable are stated at the amount settled with the Company's clearing broker. Payments of commission receivable are remitted monthly by the clearing broker. The Company considers commissions receivable to be substantially all collectible. Accordingly, management believes that an allowance for doubtful accounts is not required at December 31, 2012.

1. Nature of operations and summary of significant accounting policies - continued:

Concentration of credit risk – cash balances:
The Company maintains cash and cash equivalent deposits at banks and other financial institutions. Cash deposits in the banks, at times, exceed federally insured limits. Cash equivalent deposits in other financial institutions are not federally insured. The Company has not experienced any losses in its cash and cash equivalents, and believes that there is no significant risk with respect to these deposits.

Deposits with clearing broker:
The Company is required to maintain cash balances with clearing agents, which are restricted as to use. As of December 31, 2012, the Company had in effect clearing agreements with three independent brokers (Pershing, LLC, Industrial and Commercial Bank of China ("ICBC") and Merrill Lynch). The Company currently has a depository account with Pershing, LLC in the amount of $100,000 and $150,000 with ICBC at December 31, 2012.

Use of estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts in the statement of financial condition and accompanying notes. Accordingly, actual results could differ from those estimates.

Revenue recognition:
Revenue is recognized by the Company when earned. Commission revenue consisting of securities transactions are recognized on a trade date basis.

Income taxes and uncertain tax positions:
The Company is organized as a limited liability company under the laws of the State of Delaware structured to be treated as a partnership for income tax purposes. Items of income or loss are allocated to the members in accordance with their respective equity interests and are reported on their individual or corporate federal and state income tax returns.

The Company has adopted the provisions of Financial Accounting Standards Board (*"FASB ASC") No. 740, Income Taxes*. As a result of the implementation of ASC No. 740, the Company has not recognized any respective liability for unrecognized tax benefits as it has no known tax positions that would subject the Company to any material income tax exposure. A reconciliation of the beginning and ending amount of unrecognized tax benefits is not included, nor is there any interest accrued related to unrecognized tax benefits in interest expense, and penalties in operating expenses as there are no unrecognized tax benefits. The tax years that remain subject to examination are the periods beginning on January 1, 2009 for all major tax jurisdictions.

As of December 31, 2012, the Company had no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

1. Nature of operations and summary of significant accounting policies - continued:

Computation of customer reserve:
The Company operates pursuant to the (k)(2)(ii) exemptive provision of SEC Rule 15c3-3 and is therefore exempt from the computation for determination of reserve requirements. The Company is exempt from the possession and control requirements under SEC rule 15c3-3 in that it carries no customer accounts and promptly transmits all funds and securities to its clearing broker/dealers.

2. Fair value of financial instruments:

FASB ASC No. 825, *Financial Instruments* establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels: Level 1 inputs consist of unadjusted quoted prices in active markets for identical assets and have the highest priority, while level 3 inputs have the lowest priority. The Company uses appropriate valuation techniques based on the available inputs to measure the fair value of its investments. When available, the Company measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value.

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2: Inputs to the valuation methodology include:

- Quoted prices for similar assets and liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

2. Fair value of financial instruments – continued:

The "Securities owned" and the "Securities sold not yet purchased" accounts are based upon quoted prices on active exchanges, such as the New York Stock Exchange, and therefore are classified as Level 1 securities.

The following presents the Company's December 31, 2012 assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy.

	Level 1
Securities owned, at fair value	$ 44,661
Securities sold not yet purchased, at fair value	(9,720)
Investments at fair value, net	$ 34,941

3. Net capital requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital at an amount equal to the greater of $100,000 or 6 ⅔% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1. The Company reduced their net capital requirement from $250,000 to $100,000 in May 2010, with the approval of FINRA.

At December 31, 2012, the Company had net capital of $608,472 which was in excess by $508,472 of its required minimum net capital of $100,000 and a net capital ratio of .58 to 1.

4. Liabilities subordinated to claims of creditors:

None of the Company's liabilities have been subordinated to the claims of creditors at December 31, 2012.

5. Financial instruments with off-balance sheet risk and concentrations of credit risk:

In the normal course of business, the Company's securities activities involve executions and settlement of various securities transactions. These activities may expose the Company to risk in the event customers, other brokers and dealers, banks, depositories or clearing organizations are unable to fulfill their contractual obligations.

5. Financial instruments with off-balance sheet risk and concentrations of credit risk – continued

Securities are subject to risk conditions of market performance, interest rates, economic conditions and world affairs. Due to the level of risk associated with certain securities and the level of uncertainty to changes in the value of securities, it is at least reasonably possible that changes in risks in the near term could materially affect securities balances and the amounts reported in the accompanying statement of financial condition. The securities balances as of December 31, 2012 include equity, option and bond securities. The haircut on securities owned, as presented on the accompanying supplemental schedule was $38,646, which includes the haircut on option securities of $32,922. The options generally expire through the first quarter of 2013. These transactions may result in off-balance sheet risk as the Company's ultimate liability to satisfy its obligations under these options may exceed the amount recognized in the December 31, 2012 statement of financial condition.

6. Note payable:

The Company has a note payable with its clearing broker. During 2012, the Company realized $33,333 in forgiveness of debt in connection with this note payable. This note contains provision for forgiveness of principal amounts, amortized monthly, for as long as the Company maintains a business relationship with the clearing broker. As of December 31, 2012, the balance due was $44,444.

7. Commitments and contingencies:

The Company is obligated under a non-cancelable lease agreement for a copier expiring in November 2015.

The Company is obligated under a non-cancelable lease agreement for office space in New York City expiring in January 2016.

Future minimum rental commitments as of December 31, 2012 are as follows for:

Years Ended December 31,:		
2013	$	63,991
2014		65,777
2015		66,869
2016		5,274
Total	$	201,911

The Company also has a month-to-month lease agreement for office space in Chatham, New Jersey. Rent expense relative to the above lease agreements was $196,627 for the year ended December 31, 2012 and is included in the accompanying statement of operations as rent expense.

7. Commitments and contingencies – continued:

The Company is also subject to claims and actions from customers and regulators that arise in the normal course of operations. Management believes the outcome of all such actions will not have a material adverse effect on its financial condition, results of operations or cash flows.

8. Defined contribution plan:

The Company has a 401(k) defined contribution plan ("Plan") which covers substantially all employees. The Company may contribute a matching contribution, which is solely at the discretion of the Company, as outlined in the underlying Plan documents. Contributions to the Plan totaled $3,733 in 2012.

9. Concentrations of risk:

During the year ended December 31, 2012, the Company earned approximately 36% of its revenue from two customers.

10. Related party transactions:

In 2012, an affiliate introduced accounts to the Company and was paid fees in connection with the introduction. As part of this arrangement, the Company executes transactions as well as performs ministerial account duties. The affiliate shares common ownership with the Company. Total fees paid to the affiliate for the year ended December 31, 2012 were $147,044. There is no amount due to this affiliate at December 31, 2012.

11. Subsequent events:

Management of the Company has evaluated events or transactions that may have occurred since December 31, 2012 and determined that there are no material events that would require disclosures in the Company's financial statements.

CELADON FINANCIAL GROUP, LLC

SUPPLEMENTARY INFORMATION

DECEMBER 31, 2012

CELADON FINANCIAL GROUP, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2012

Net capital		
Total members' equity	$	659,691
Deductions:		
Non-allowable assets:		
Deposits and other assets		(12,573)
Net capital before haircuts on securities positions		647,118
Haircuts on securities		(38,646)
Net capital	$	608,472
Reconciliation with Company's computation (included in Part II of From X-17A-5 as of December 31, 2012)		
Net capital, as reported in Company's Part II FOCUS report		622,180
Adjustments:		(13,708)
	$	608,472

See independent auditor's report.

CELADON FINANCIAL GROUP, LLC
COMPUTATION OF AGGREGATE INDEBTEDNESS UNDER
RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2012

Aggregate indebtedness:		
Accounts payable and accrued expenses	$	224,392
Commissions payable		85,913
Note payable		44,444
	$	354,749
Ratio of aggregate indebtedness to net capital		.58 to 1

See independent auditor's report.


CRI
CARR
RIGGS &
INGRAM
CPAs and Advisors

Carr, Riggs & Ingram, LLC
1031 West Morse Boulevard
Suite 200
Winter Park, Florida 32789

(407) 644-7455
(407) 628-5277 (fax)
www.cricpa.com

Independent Auditor's Report
On Internal Control Required By SEC Rule 17a-5

To the Members
Celadon Financial Group, LLC
Chatham, New Jersey

In planning and performing our audit of the financial statements of Celadon Financial Group, LLC (the "Company") as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance, that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of the report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Carr Riggs & Ingram LLC

February 27, 2013



Carr, Riggs & Ingram, LLC
1031 West Morse Boulevard
Suite 200
Winter Park, Florida 32789

(407) 644-7455
(407) 628-5277 (fax)
www.cricpa.com

Independent Accountant's Report On Applying Agreed-Upon Procedures Required By SEC Rule 17a-5(e)(4)

To the Members
Celadon Financial Group, LLC
Chatham, New Jersey

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation Form (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2012, which were agreed to by Celadon Financial Group, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Celadon Financial Group, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Celadon Financial Group, LLC's management is responsible for Celadon Financial Group, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in the report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. We compared the listed assessment payments in Form SIPC-7 with respective cash disbursements records entries (bank statement and general ledger) noting no differences.

2. We compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012 noting no differences.

3. We compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.

4. We proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

5. We compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed. There was no overpayment noted.

We were not engaged to, and did not, conduct an audit, the objective of which would be the expression of an opinion, on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties above and is not intended to be and should not be used by anyone other than those specified parties.

Carr, Riggs & Ingram LLC

February 27, 2013

CELADON FINANCIAL GROUP, LLC
SCHEDULE OF ASSESSMENT AND PAYMENTS
DECEMBER 31, 2012

Revenue:	
Total revenue (FOCUS Line 12/ Part II A Line 9)	$ 4,858,894
Deductions	
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transaction in security futures products	(17,008)
Commissions, floor brokerage, and clearance paid to other SIPC members in connection with securities transactions	(1,849,096)
Total interest and dividend expense (FOCUS Line 22/Part IIA Line 13)	(175,409)
SIPC net operating revenue	$ 2,817,381
SIPC general assessment at .0025	7,043
Less: Payment July 2012	(3,627)
Assessment balance due February 2013	$ 3,416

See independent auditors' report.